SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)*

                   EDGE TECHNOLOGY GROUP, INC.
  =============================================================
                        (Name of Issuer)



             Common Stock, par value $.01 per share
 ==============================================================
                 (Title of Class of Securities)

                           279869 10 1
 ==============================================================
                         (CUSIP Number)


                        James A. Loughran
              Director, Infinity Investors Limited
              Hunkins Waterfront Plaza, Main Street
                          P.O. Box 556
                Charlestown, Nevis,  West Indies
                       011-44-207-355-2051
                         (from the U.S.)
  =============================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 30, 2002
  =============================================================
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Persons.        Infinity Investors Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         0.00
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO
Introductory Statement

This Amendment No. 12 to Statement on Schedule 13D further amends and restates in its entirety the Schedule 13D, as previously amended ("Schedule 13D"), originally filed jointly by Infinity Emerging Holdings Subsidiary Limited ("IEHSL"), Glacier Capital Limited ("Glacier"), PurchasePooling Investment Fund ("PurchasePooling"), Summit Capital Limited ("Summit") and Catalyst Master Fund, L.P. ("Catalyst") with respect to the securities of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. ("Issuer"). As noted in Amendment No. 9 to the Schedule 13D, Infinity Investors Limited is the sole remaining group member.

ITEM 1.   Security and Issuer.

     This Statement relates to the ownership of common stock, par value $0.01 per share ("Common Stock"), of Edge Technology Group, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202.

ITEM 2.   Identity and Background.

     (a)  Not Amended.

 (b) and (c)  Not Amended.

 (d) and (e)  Not Amended.

     (f)  Not Amended.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     The first sentence of Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

     "The Reporting Person does not beneficially own any shares of the Issuer's Common Stock."

     Item 3 is further supplemented by adding the following paragraph to the end thereof:.

     "The Reporting Person and GCA Strategic Investment Fund Limited have entered into an agreement pursuant to which GCA agreed to purchase 7,107,787 shares of the Common Stock from the Reporting Person for cash consideration of approximately $1,706,000, or approximately $0.24 per share. The Reporting Person has also entered into separate agreements with five other non-related parties to purchase an aggregate of 220,000 shares of the Common Stock for approximately $0.25 per share, as more detailed in Item 5 below and as disclosed in the Reporting Person's Section 16 filings."


ITEM 4.   Purpose of Transaction.

     Not Amended.

ITEM 5.   Interest in Securities of the Issuer.

     (a) The first paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          "The Reporting Person beneficially owns zero (0) shares of the Issuer's Common Stock."

     (b)  Not Amended.

     (c)  Item   5(c)  is  hereby  supplemented  by  adding   the
          following to the end of such section:

          "The   Reporting  Person  has  effected  the  following
          transactions of the Issuer's stock since Amendment  No.
          11 to this Schedule 13D:

                DATE         SHARES SOLD        PRICE
             ----------     --------------    ----------
             05/01/2002          50,000         $0.25

             05/01/2002          50,000         $0.25

             07/30/2002          30,000         $0.25

             07/30/2002          50,000         $0.25

             07/30/2002          40,000         $0.25

             07/30/2002       7,107,787         $0.24"



     (d)  Not Applicable.

     (e) As a result of the disposition of shares of Common Stock by the Reporting Person in separate private transactions on or about July 30, 2002, the Reporting Person ceased to be the beneficial owner of 5% or more of the Issuer's securities as of July 30, 2002.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     Not Amended.

ITEM 7.   Material to be Filed as Exhibits.

     Not Amended


                    [Signature Page Follows]

     After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 12 to Statement on Schedule 13D is true, complete and correct.

Date:  August 2, 2002

                         INFINITY INVESTORS LIMITED



                         By:  /s/  JAMES A. LOUGHRAN
                            -------------------------------
                         Name:     James A. Loughran
                              -----------------------------
                         Title:    Director
                               ----------------------------


   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).